Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes that appear elsewhere in the report on Form 6-K of which this document is a part. In addition to historical consolidated financial information, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

We are a pure-play, end-to-end EPCC solutions provider for solar photovoltaic (“PV”) facilities in Malaysia. Our primary focus is on two key segments: large-scale solar projects (“LSS”) and commercial and industrial (“C&I”) solar projects.

Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and floating and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project. As an EPCC provider, we assume most of the responsibility for the entire project lifecycle, from design and engineering to material procurement, construction, installation, integration, and commissioning.

C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor. As the main contractor, we engage in comprehensive services encompassing project design, engineering, equipment procurement, construction, and commissioning.

Our revenue for the six months ended June 30, 2025 is mainly derived from execution of construction contract for both LSS and C&I projects.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Government Incentives and Regulation

We have not seen any impact of unfavorable government policies upon our business in recent years. However, our business and results of operations can be affected by various factors such as government policies, regulations, subsidies, and incentives. Changes in these factors can lead to market uncertainty and affect the demand for solar PV systems. However, we will seek to adjust as required if and when government policies shift.

Expansion into New Markets

We noticed the significant untapped potential for solar energy in Southeast Asia. Our strategy entails expanding our business presence in the region with a specific focus on countries like Vietnam and the Philippines. Furthermore, we believe that the market for large-scale solar, commercial and industrial, and residential solar services remain substantially untapped in Southeast Asia and in order to capitalize on this potential, we plan to strengthen our existing client relationships while actively searching for new clients to accelerate our growth trajectory.

Geographic Concentration in Malaysia

Despite our intention to expand our business presence in Southeast Asia, our main operations are based in Malaysia and our business and results of operations may be influenced by the changes in political, economic, social environment as well as by the general state of the economy in Malaysia.

Changes in the Macro-Economic Environment and Energy Demand

Our future operating results also depend on the continued demand for utility-scale solar energy. This is dependent on many factors, including the demand for cheaper energy sources driven by regional, national or global macroeconomic trends. If the demand for cheaper energy sources increases, we may face greater competition from conventional and other renewable energy sources, such as coal, natural gas and wind to the extent they are able to offer energy solutions that are less costly. If utility-based customers opt for other sources of energy, the average contract value may be affected if we seek to be more price competitive and as a result, our revenue and operating results could be negatively affected.

Product Costs and Supply Chain Disruptions

Our solar PV installation services involve commodities such as steel and aluminum. Fluctuations in the commodities’ costs that occurred after the signing of fixed lump-sum contracts are critical to our services and may impact our financial performance. In addition, any shortages or other constraints in the supply chain, either solar module component shortages, container shortages, supply chain disruptions which may result in an increase of transportation cost may affect the costs of our services, our margins and our operating results.

Our Ability to Acquire New Customers

Our operating results and growth will depend in part on our ability to continue to attract new customers. While we believe that the underlying market for utility based solar products will continue to grow, it is difficult to predict the growth of potential new customers for our services or whether we will be successful in acquiring these new customers. We plan to continue to invest in our sales and marketing efforts to acquire new customers in order to generate continued revenue growth on a year-over-year basis.

Inflation and Interest Rate

We may be impacted by inflationary pressures. Inflation has continued to accelerate after a series of global events, including the Russia’s invasion of Ukraine, driving up energy prices, freight premiums, and other operating costs. Interest rates, notably mature international market government bond yields, are rising as central banks around the world tighten monetary policy in response to inflationary pressures, while debt remains at high levels in many major markets. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital during our forecast period. These inflationary pressures are expected to persist, at least in the near term, and will continue to negatively affect our results of operation. To help mitigate the inflationary pressures on our business, we adjusted our services fee in certain markets and expanded our supplier base.

Key Components of Result of Operations

Revenue

We generate revenues from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of LSS and C&I rooftop solar PV projects for both third-party customers and related parties.

Revenue from sales of goods involved in supply and selling of solar mounting structure and its accessories for LSS and C&I projects. In addition, revenue from sales of goods is derived from the sale of electricity generated under our C&I solar asset ownership portfolio. Our revenue was mainly derived from contract services and is primarily generated from the execution of solar PV projects.

Cost of sales

Our cost of sales comprises material cost, construction cost, staff cost, logistic cost, tools & machinery, miscellaneous project-related expenses and depreciation.

The material cost mainly consists of costs associated with the purchases of solar PV modules, mounting structures, inverters, cables and other accessories required for both sales of goods and contract services.

The construction cost includes the subcontractor and installation costs incurred for contract services activities. Subcontractor costs include payments to external contractors for civil works, mechanical installation, electrical installation, and commissioning services. These costs vary depending on project size, complexity, and site conditions.

The staff cost includes salaries, allowances and related expenses for project engineers, site supervisors, technicians, and other personnel directly involved in project execution.

The logistic cost primarily includes the transportation of materials, loading and unloading activities and warehousing and storage costs.

The tools & machinery costs incurred for equipment rental, tools, and machinery used during construction and installation activities form part of the cost of sales.

The miscellaneous includes project consultancy fees, custom duty, insurance and direct project expenses.

The depreciation relates to the Group’s solar plants and these assets are used directly in the production of electricity.

Selling and Administrative Expenses

Our selling and administrative expenses consist of information and communication technology subscription, legal and professional fees, depreciation of plant and equipment and right-of-use assets, directors’ fee, salaries and other related expenses, employee benefits expenses, net impairment losses on trade receivables and others.

Depreciation under selling and administrative expenses relates to computer and software, motor vehicles, office equipment, office renovation and other assets used in the Group’s day-to-day operations.

Results of Operations

Comparison of the Results for the Six Months Ended June 30, 2025 and June 30, 2024

The results of operations presented below should be reviewed in conjunction with our unaudited interim condensed consolidated financial statements and related notes in Exhibit 99.1 of this Form 6-K. The following table sets forth certain operational data for the six months ended June 30, 2025 and 2024, respectively:

	Note	Six months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2025
		RM	RM	USD
Revenue from contract services		21,776,845	38,289,161	9,089,415
Revenue from sales of goods		7,595,546	2,507,413	595,232
Revenue from contract services – related parties		1,067,194	14,669,420	3,482,355
Total revenue	18	30,439,585	55,465,994	13,167,002

Cost of sales from contract services		(21,459,409)	(46,953,622)	(11,146,259)
Cost of sales from sales of goods		(6,750,913)	(2,262,004)	(536,975)
Cost of sales for contract services – related party		(1,799)	(386,972)	(91,863)
Total cost of sales	19	(28,212,121)	(49,602,598)	(11,775,097)
Gross profit		2,227,464	5,863,396	1,391,905

Selling and administrative		(3,454,946)	(6,127,228)	(1,454,534)
Selling and administrative to related party		(56,441)	(216,352)	(51,360)
Loss from operation before income tax		(1,283,923)	(480,184)	(113,989)

Other income		118,707	848,670	201,465
Other income from related party		50,188	—	—
Finance cost		(703,418)	(2,090,193)	(496,188)
Finance cost – related parties		(63,514)	(59,223)	(14,059)
Loss before income tax		(1,881,960)	(1,780,930)	(422,771)
Income tax benefit/(expense)	9	170,138	(148,668)	(35,292)
Net loss for the period		(1,711,822)	(1,929,598)	(458,063)

Other comprehensive income/(loss)		2,224	(270,178)	(64,137)

Total comprehensive loss for the period		(1,709,598)	(2,199,776)	(522,200)

Loss attributable to:
Equity owners of the Company		(1,709,598)	(2,199,776)	(522,200)
Non-controlling interests		—	—	—
Total		(1,709,598)	(2,199,776)	(522,200)

Basic and diluted net loss per share		(0.11)	(0.12)	(0.03)
Weighted average number of common shares outstanding – Basic and diluted		15,700,000	18,450,460	18,450,460

Revenue

	As of June 30, 2024	As of June 30, 2025	As of June 30, 2025	Variance
	RM	RM	USD	RM	%
Revenue from contract services	21,776,845	38,289,161	9,089,415	16,512,316	76
Revenue from sales of goods	7,595,546	2,507,413	595,232	(5,088,133)	(67)
Revenue from contract services – related parties	1,067,194	14,669,420	3,482,355	13,602,226	1275
Total revenue	30,439,585	55,465,994	13,167,002	25,026,409	82

Revenue for the period ended June 30, 2025 was RM55,465,994 (USD13,167,002) representing an increase of 82% from RM30,439,585 for the period ended June 30, 2024. Revenue from contract services for the period was derived from large-scale solar projects and commercial and industrial projects.

Our revenue generated from contract services for the six months ended June 30, 2025 was RM38,289,161 (USD9,089,415) representing an increase of 76% from RM21,776,845 for the six months ended June 30, 2024. The increase was due to the execution of projects secured in the preceding year, as well as the commencement of few newly awarded contracts during the period.

Our revenue generated from sales of goods for the six months ended June 30, 2025 was RM2,507,413 (USD595,232) representing a decrease of 67% from RM7,595,546 for the six months ended June 30, 2024. The decrease was due to the management’s strategic decision to scale down trading activities during the period.

Our revenue generated from contract services from related parties for the six months ended June 30, 2025 was RM14,669,420 (USD3,482,355) representing an increase of 1275% from RM1,067,194 for the six months ended June 30, 2024. The related parties includes the entities that controlled by or otherwise related to Reservoir Energy Link Bhd., which are primarily involved investing in and operating solar PV assets. The significant growth was primarily attributable to the completion of multiple rooftop solar projects for the related parties and the execution of new rooftop solar contracts with the related parties, following a higher number of contracts secured in the preceding year. As they expand their solar portfolios, they awarded more rooftop commercial and industrial projects to our Group.

Cost of Sales

	As of June 30, 2024	As of June 30, 2025	As of June 30, 2025	Variance
	RM	RM	USD	RM	%
Material Cost	9,968,658	8,774,878	2,083,058	(1,193,780)	(12)
Construction Cost	14,022,382	34,874,969	8,278,924	20,852,587	149
Staff Cost	2,166,300	2,409,446	571,975	243,146	11
Logistic Cost	722,336	643,081	152,660	(79,255)	(11)
Tools & Machinery	114,303	537,700	127,644	423,397	370
Miscellaneous	1,185,657	1,333,093	316,461	147,436	12
Depreciation	32,485	1,029,431	244,375	996,946	3069
Total cost of sale	28,212,121	49,602,598	11,775,097	21,390,477	76

Cost of sales represents our cost incurred in constructing projects, purchasing materials, specific staff costs and other project-related costs incurred for identifiable projects.

The increase in cost of sales was consistent with the overall increase in revenue, primarily due to the execution of large-scale solar projects secured in the preceding year and higher number of newly secured and executed commercial and industrial projects. This increase reflects higher project execution activities during the period, resulting in an increase in overall costs. In contrast, the material and logistic costs decreased because revenue from the sale of goods decreased due to the management’s strategic decision to scale down trading activities which in turn reduced the related material and logistic costs.

The material cost for the six months ended June 30, 2025 was RM8,774,878 (USD2,083,058), representing a decrease of 12%, from RM9,968,658 for the period ended June 30, 2024. The decrease was consistent with the decrease in our revenue from sales of goods, following the management’s strategic decision to scale down trading activities during the period.

The construction cost for the six months ended June 30, 2025 was RM34,874,969 (USD8,278,924), representing a significant increase of 149% from RM14,022,382 for the six months ended June 30 2024. The increase is in line with the increase in our revenue from contract services due to the execution of large-scale solar projects and commercial and industrial projects, which resulted in higher subcontractor costs incurred.

The staff costs for the six months ended June 30, 2025 was RM2,409,446 (USD571,975), representing an increase of 11% from RM2,166,300 for the six months ended June 30 2024. The increase was due to an expansion in headcount within the operations team to support a higher number of ongoing large-scale and commercial and industrial projects.

The logistic costs for the six months ended June 30, 2025 was RM643,081 (USD152,660), representing a decrease of 11%, from RM722,336 for six months ended June 30 2024. The decrease was mainly due to lower warehouse storage costs, in line with the reduction in inventory levels resulting from decreased trading activities.

The tools and machinery for six months ended June 30, 2025 was RM537,700 (USD127,644), representing an increase of 370%, from RM114,303 for the six months ended June 30 2024. The increase was due to an increase in rental of machinery and equipment as a result of execution of large-scale solar contracts during the period.

The miscellaneous for six months ended June 30, 2025 was RM1,333,093 (USD316,461), representing an increase of 12%, from RM1,185,657 for the six months ended June 30 2024. The increase was due to an increase in consultancy fees related to project management services provided by related parties for commercial and industrial projects, as well as increased consultancy costs incurred for tender submissions.

The depreciation for six months ended June 30, 2025 was RM1,029,431 (USD244,375), representing a significant increase of 3069%, from RM32,485 for the six months ended June 30 2024. The significant increase was due to the completion of these long-term solar assets in preceding year, which are fully commissioned and used directly in the generation of electricity.

Selling and Administrative Expenses

	As of June 30, 2024	As of June 30, 2025	As of June 30, 2025	Variance
	RM	RM	USD	RM	%
Information and communication technology subscription	17,736	235,511	55,908	217,775	1228
Legal and professional fees	3,571	932,286	221,314	928,715	26007
Depreciation of plant and equipment and right-of-use assets	196,028	1,436,159	340,928	1,240,131	633
Directors’ fee, salaries and other related expenses	383,949	1,124,875	267,033	740,926	193
Employee benefits expenses	1,680,773	2,070,545	491,524	389,772	23
Impairment losses on trade receivables	—	649,075	154,083	649,075	100
Reversal of impairment losses on trade receivables	—	(376,000)	(89,258)	(376,000)	100
Other expenses	1,229,330	271,129	64,362	(958,201)	-78
Total selling and administrative expenses	3,511,387	6,343,580	1,505,894	2,832,193	81

Selling and administrative expenses mainly comprise of directors’ fee, administrative salaries, depreciation of plant and equipment and right-of-use assets, legal and professional fees and other administrative expenses. The selling and administrative expenses increased significantly to RM6,343,580 (USD1,505,894) for six months ended June 30, 2025, representing an increase of 81% from RM3,511,387 for six months ended June 30, 2024. The increase was mainly attributable to the following reasons:

ICT subscription for six months ended June 30, 2025 was RM235,511 (USD55,908), representing an increase of 1228%, from RM17,736 for six months ended June 30, 2024. The increase in ICT subscription was due to the more subscription on accounting and project-related software during the period.

Legal and professional fees paid for six months ended June 30, 2025 was RM932,286 (USD221,314), representing an increase of 26007%, from RM3,571 for six months ended June 30, 2024. The increase was primarily due to the one-off expense reimbursement related to the Initial Public Offering exercise charged by Reservoir Energy Link Bhd. of RM185,519 and one-off legal fees incurred associated with banking facility agreements of RM172,381. In addition, the additional monthly retainer legal fees totaling RM284,344 for the six-month period in connection with post-IPO exercise requirements.

Depreciation of plant and equipment and right-of-use assets incurred for for six months ended June 30, 2025 was RM1,436,159 (USD340,928), representing a significant increase of 633%, from RM196,028 for six months ended June 30, 2024. The increase was primarily attributable to the additional solar assets invested in preceding year.

The directors’ fee for six months ended June 30, 2025 was RM1,124,875 (USD267,033), representing an increase of 193%, from RM383,949 for six months ended June 30, 2024. The significant increase was mainly due to the increase in the number of Directors appointed to ensure compliance with regulatory requirements following the IPO exercise. Furthermore, Directors’ salaries have been revised during the financial year to account for the Directors' increased responsibilities and duties.

Administrative salaries paid for six months ended June 30, 2025 was RM2,070,545 (USD491,524), representing an increase of 23% from RM1,680,773 in six months ended June 30, 2024. The increase was due to the increase in headcount of the selling and administrative team to support company’s business expansion.

Impairment losses of RM649,075 (USD154,083) has been recorded for certain trade receivables, while reversal of impairment losses of RM376,000 (USD89,258) has been recorded upon subsequent collection of amounts previously impaired, for six months ended June 30, 2025. The net movement of RM273,075 (USD64,825) reflects an increase in provision of impairment losses and has been mitigated by the reversal. No impairment loss and reversal of impairment loss that has been recorded in the six months ended June 30, 2024, as the trade receivables were considered recoverable.

Other selling and administrative expenses mainly consist of realized foreign exchange losses, stamp duty, insurance premiums, entertainment expenses and travelling expenses.

Other income

Other income mainly derived from gain from interest income and realized and unrealized gain on foreign exchange.

Other income for the six months ended June 30, 2025 was RM848,670 (USD201,465), representing an increase of 402%, from RM168,895 for six months ended June 30, 2024. This increase was due to i) an increase in interest income on fixed deposits placed with financial institution by RM23,585 and ii) an increase in realized and unrealized gain on foreign exchange for trade and non-trade creditors by RM506,612.

Finance Cost

Finance cost is mainly derived from interest expenses arising from the discount on the convertible securities payable, borrowings from financial institution and interest expenses charged by our related company on advances.

Interest expenses for the six months ended June 30, 2025 were RM2,149,416 (USD510,247), representing an increase of 64%, from RM766,932 in the six months ended June 30, 2024. The increase in interest expenses was due to the interest expense in connection with the discount on the convertible securities payable, pursuant to the Securities Purchase Agreement dated April 22, 2025, between Avondale Capital, LLC and the Company.

In addition, the increase in utilization of term loan and trade financing from financial institutions and advances received from our related company to cater for the increase in working capital requirement as a result of our business expansion also contributed to the increase in interest expenses.

The interest expenses charged by our related company was RM59,223 (USD14,059), representing a decrease of 7%, from RM63,514 in the six months ended June 30, 2024, due to repayment of advances to Reservoir Energy Link Bhd. during the six months ended.

Income Tax

Our current taxation increased from income tax benefit of RM170,138 for the six months ended June 30, 2024 to income tax expense of RM148,668 (USD35,292) for the six months ended June 30, 2025, representing an increase of 187%, due to the decrease in loss before tax during the six months ended June 30, 2025. The increase in income tax expense is in line with the increase in our revenue. However, the increase in revenue did not result in the corresponding increase in net profit due to higher administrative expenses.

For the subsidiaries that are incorporated in Malaysia, they are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates of 24% (June 30, 2024: 24%) on the taxable income for the six months ended June 30, 2025.

Net loss for the period

The Group maintained a gross profit margin for the period, indicating that operations from contract services and sales of goods remain profitable. Despite operational profitability and an increase in revenue to RM55,465,994 (USD13,167,002), representing growth of 82%, the Group recorded a net loss for the six months ended June 30, 2025 were RM1,929,598 (USD458,063) mainly driven by higher administrative expenses, including one-off legal and professional fees incurred in relation to corporate exercises and fund-raising activities, including the Initial Public Offering (“IPO”) exercise of RM185,519 charged by Reservoir Energy Link Bhd., legal fees of RM125,579 associated with banking facility agreements and a discount on the convertible securities payable of RM689,549.

In addition, the net loss was also due to the recurring expenses on compliance post IPO exercise fees, including the directors’ fee, salaries and other related expenses of RM582,193 as the increase in the number of Directors appointed to ensure compliance with regulatory requirements, investor relation and consulting fees of RM126,068 and legal retainer fees of RM284,344.

Segment Reporting

The group reporting is organized and managed in two major business units. All of our revenue is derived from one segment country which is in Malaysia.

The reportable segments are summarized as follows:

i)	Large-scale solar — Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and floating and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project.

ii)	Commercial & Industrial — C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor.

Revenue from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved in supply and selling of solar mounting structure and its accessories. Consequently, both segments contribute to revenue from contract services and sales of goods, as reflected in the financial statements and related notes included elsewhere in this current report.

	As of June 30, 2024 (Unaudited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
By Business Unit	RM	RM	Convenience Translation USD
Revenue
Large Scale Solar Contract Services	18,705,854	31,310,177	7,432,683
Commercial & Industrial Contract Services	4,075,825	21,648,404	5,139,087
Large Scale Solar Sales of Goods	5,746,020	—	—
Commercial & Industrial Sales of Goods	1,911,886	2,507,413	595,232
Total revenue	30,439,585	55,465,994	13,167,002

Cost of Sales
Large Scale Solar Contract Services	(18,266,261)	(28,708,507)	(6,815,076)
Commercial & Industrial Contract Services	(3,140,653)	(18,632,087)	(4,423,047)
Large Scale Solar Sales of Goods	(5,064,522)	—	—
Commercial & Industrial Sales of Goods	(1,740,685)	(2,262,004)	(536,974)
Total cost of sales	(28,212,121)	(49,602,598)	(11,775,097)

Large Scale Solar Gross profit	1,121,091	2,601,670	617,607
Commercial & Industrial Gross profit	1,106,373	3,261,726	774,298
Total gross profit	2,227,464	5,863,396	1,391,905
Selling and administrative expenses	(3,454,946)	(6,127,228)	(1,454,534)
Selling and administrative expenses to related parties	(56,441)	(216,352)	(51,360)
Loss from operations before income tax	(1,283,923)	(480,184)	(113,989)

	As of December 31, 2024 (Audited)	As of June 30, 2025 (Unaudited)	As of June 30, 2025 (Unaudited)
Total assets	RM	RM	Convenience Translation USD
Large Scale Solar segment	49,139,582	51,498,736	12,225,219
Commercial & Industrial segment	33,956,854	23,083,016	5,479,648
Total of reportable segments	83,096,436	74,581,752	17,704,867
Corporate and other	31,195,694	47,390,780	11,250,037
Consolidated total assets	114,292,130	121,972,532	28,954,904

Total liabilities	RM	RM	Convenience Translation USD
Large Scale Solar segment	21,362,655	16,445,691	3,904,021
Commercial & Industrial segment	29,714,895	12,621,562	2,996,217
Total of reportable segments	51,077,550	29,067,252	6,900,238
Corporate and other	46,093,102	75,596,487	17,945,754
Consolidated total liabilities	97,170,652	104,663,739	24,845,992

Revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the six months ended June 30, 2025 and 2024. Cost of sales reported above represents direct cost related to each business unit and indirect cost that can’t be segregated into each respective business unit was presented under selling and administrative expenses.

Our gross profit from large scale solar projects increased by RM1,480,579 or approximately 132% from RM1,121,091 for the six months ended June 30, 2024 to RM2,601,670 (USD617,607) for the six months ended June 30, 2025. The increase was due to the execution of projects secured in the preceding year, as well as the commencement of few newly awarded contracts during the period with higher profit margins.

Our gross profit from commercial and industrial projects experienced an increase by RM2,155,353 or approximately 192% from RM1,106,373 for the six months ended June 30, 2024 to RM3,261,726 (USD774,298) for the six months ended June 30, 2025. The increase was due to securing and execution new rooftop solar projects and increase in number of on-going projects throughout the period. The profit margin dropped by 4% compared to the six months ended June 30, 2024 mainly due to an increase in the cost of materials.

The total assets for our large-scale solar segment increased by RM2,359,154 or approximately 5% from RM49,139,582 as of December 31, 2024 to RM51,498,736 (USD12,225,219) as of June 30, 2025. The increase was mainly due to an increase in such segment’s contract assets which is in line with the increase in revenue for our large-scale solar segment.

The total assets for our commercial and industrial segment decreased significantly by RM10,873,838 or approximately 32% from RM33,956,854 as of December 31, 2024 to RM23,083,016 (USD5,479,648) as of June 30, 2025. Despite an increase in revenue for the segment during the period, the decrease in such segment’s contract assets, trade receivables and inventories mainly due to the increase in revenue recognized from contract services that have not yet been billed to customers, which is consistent with the increase in segment’s revenue.

The total assets for our corporate and other segment increased significantly by RM16,195,086 or approximately 52% from RM31,195,694 as of December 31, 2024 to RM47,390,780 (USD11,250,037) as of June 30, 2025. The increase was due to movement of cash and bank balances from the proceeds of convertible securities payable.

The total liabilities for our large-scale solar segment decreased by RM4,916,964 or approximately 23% from RM21,362,655 as of December 31, 2024 to RM16,445,691 (USD3,904,021) as of June 30, 2025. Despite an increase in revenue for the segment during the period, the decrease in such segment’s trade payables mainly due to the decrease in cost of sales from the sale of goods, following the management’s strategic decision to scale down trading activities.

The total liabilities for our commercial and industrial segment decreased by RM17,093,333 or approximately 58% from RM29,714,895 as of December 31, 2024 to RM 12,621,562 (USD2,996,217) as of June 30, 2025. The decrease was due to the decrease in other payables, mainly attributable to the settlement of consideration for the acquisition of rooftop solar assets through bank financing.

The total liabilities for our corporate and other segment increased by RM29,503,385 or approximately 64% from RM46,093,102 as of December 31, 2024 to RM75,596,487 (USD17,945,754) as of June 30, 2025. The increase was mainly due to an increase in bank and other borrowings as a result of utilization of working capital financing from financial institutions. Additionally, there was an increase in proceeds received from convertible securities payable, which have not yet been converted into ordinary shares.

Liquidity and Capital Resources

We expect to satisfy our capital requirements through a combination of cash on hand, cash flow from operations, borrowings under existing and anticipated future financing arrangements, convertible securities payable under the Securities Purchase Agreement with Avondale and the issuance of additional equity securities as appropriate and given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity and capital needs. However, we are subject to business and operational risks that could adversely affect our cash flow. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

Cash and cash equivalents increased from RM4,904,270 as of December 31, 2024 to RM12,039,516 (USD2,858,046) as of June 30, 2025. As of June 30, 2025, our Company had a net cash used in operating activities of RM15,595,665 (USD3,2702,233) mainly due to the settlement of other payables related to solar PV assets of RM16,090,572 (USD3,819,720) by way of drawdowns from term financing. We will seek to improve its liquidity position by potentially improving collection of the outstanding trade and other receivable balances.

As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. In addition, changes in our operating plans, including lower than anticipated revenues, increased expenses, capital expenditures, acquisitions or other events may cause us to seek additional debt or equity financing in future periods, which may not be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations, additional covenants and operating restrictions.

Financing Arrangements

As of June 30, 2025, our Company had secured banking facilities with a total credit limit of RM103.4 million from financial institutions including invoice financing, accepted bill, cash line, term loan, bank guarantee and others that can be utilized for short term working capital needs.

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	RM	RM	USD
Maturities
Maturity within 1 year	32,940,381	37,052,578	8,795,864

As of June 30, 2025, we utilized a term loan of RM17.1 million, which carries a 11-year and 12-year repayment term, to finance investment of solar assets. Apart from the term loan utilized for utilized for financing of investment of solar assets and term loan acquired for purchasing keyman insurance for two of our directors, which carries a 10- year repayment term, all other financing facilities secured by our Company have a repayment term of less than 1 year.

Cash Flows

	For the six months ended June 30,
	2024	2025	2025
	RM	RM	USD
Net cash generated from/(used in) operating activities	3,991,344	(15,595,665)	(3,702,233)
Net cash used in investing activities	(5,230,387)	(1,900,031)	(451,046)
Net cash generated from financing activities	4,186,809	24,696,022	5,862,556
Net increase in cash and cash equivalents	2,947,766	7,200,326	1,709,277
Cash and bank balances at beginning of period	1,945,602	4,563,108	1,083,230
Effects of exchange rate changes	10,902	276,082	65,539
Cash and bank balances at end of period	4,904,270	12,039,516	2,858,046

Operating activities

Net cash generated from/(used in) operating activities consists primarily of net loss adjusted for non-cash items, changes in working capital and income tax expense.

Net cash generated from operating activities in six months ended June 30, 2024 was RM3,991,344, which consists of net loss before income tax for the period of RM1,881,960 and main changes in working capital of RM33,734,670. Adjustments for non-cash primarily included depreciation of plant and equipment and right-of-use assets at RM196,028. The main changes in working capital primarily included decrease in contract assets by RM18,261,184, as amounts previously recognized as revenue but not yet billed were subsequently billed and decrease in trade payables by RM15,473,486 mainly attributable to the settlement of outstanding supplier balances.

Net cash used in operating activities in six months ended June 30, 2025 was RM15,595,665 (USD3,702,233), which consists of net loss before income tax for the period of RM1,780,930 and key changes in working capital of RM11,575,885. Adjustments for non-cash primarily included net impairment loss on trade receivables at RM273,075 and depreciation of plant and equipment at RM1,293,080. The key changes in working capital were due to a decrease in contract assets of RM12,246,823, as amounts previously recognized as revenue but not yet billed were subsequently billed. However, these are mitigated against the increase in other receivables and prepayment of RM5,018,533, mainly comprising commitment fees and deferred transaction costs attributable to the issuance of convertible securities payable, and a decrease in other payables of RM18,804,175, which primarily reflected the settlement of consideration for the acquisition of rooftop solar assets.

Investing activities

Net cash used in investing activities in six months ended June 30, 2024 and 2025 was RM5,230,387 and RM1,900,031 (USD451,046) respectively, which were mainly for the purpose of investment in solar assets, purchase of new motor vehicle and placements of fixed deposits pledged with licensed banks.

Financing activities

Net cash generated from financing activities in six months ended June 30, 2024 was RM4,186,809, which was mainly contributed by drawdown of bank borrowings of RM3,616,009 and repayment of amount due from related parties.

Net cash generated from financing activities in six months ended June 30, 2025 was RM24,696,022 (USD5,862,556), which was mainly contributed by proceeds from convertible securities payable at RM10,044,046 and drawdown of bank borrowings of RM19,951,926 for the purpose of financing our ongoing projects. On April 22, 2025, the Company entered into a Securities Purchase Agreement with Avondale Capital, LLC, pursuant to which the Company issue and sell to Avondale Capital, LLC an aggregate amount of up to USD10,000,000. The Company received net proceeds of RM10,044,046 (USD2,384,343) after accounting for any applicable discounts and transaction costs.

As of June 30, 2025, we had RM23,037,161 (USD5,468,763) in cash and bank balances, out of which RM21,545,962 (USD5,114,768) was held in MYR and the rest was held in USD and SGD. Our cash and bank balances consist of bank balances of RM13,122,471 fixed deposit of RM9,507,734 and cash on hand of RM406,956.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Capital Expenditures, Divestments

As of June 30, 2024, we entered into a Sales and Purchase Agreement and Power Purchase Agreement to develop and purchase 12 solar assets which will cost us approximately RM23,968,681 (USD5,355,531) as part of our strategy to expand our solar assets ownership portfolio, strengthening our recurring income stream. We do not expect to have sufficient amounts of cash on hand to fund the development of all these projects. We will need to finance a portion of these acquisitions by raising equity or incurring debt. We believe that we will have the access to capital to pursue these opportunities. However, we are subject to business, financial, operational and other risks that could adversely affect our cash flows, result of operations, financial condition and ability to raise capital. A material decrease in our cash flows, deterioration in our financial condition or downturn in the financing and capital markets would likely to have an adverse effect on our ability to make such investments.

As of June 30, 2025, we have no material capital expenditures planned for the next 12 months.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk (including foreign currency risk, interest rate risk, and equity price risk), credit risk, and liquidity risk in the ordinary course of business. Our overall financial risk management policy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Foreign Currency Risk

We are exposed to foreign currency risk with transactions and balances that are denominated in currencies other than our functional currency. The currencies giving rise to this risk are primarily Chinese Renminbi (“RMB”) and United States Dollar (“USD”). Foreign currency risk is monitored closely on an on-going basis to ensure that the net exposure is at an acceptable level.

Our exposure to foreign currency risk based on the carrying amounts of the financial assets and financial liabilities denominated in RMB and USD at the end of the reporting period is summarized below.

	Assets		Liabilities
	As of December 31, 2024	As of June 30, 2025	As of December 31, 2024	As of June 30, 2025
	RM	RM	RM	RM
United States Dollar	1,136,521	5,281	—	918,237
Chinese Renminbi	2,194	2,154	7,075,765	2,827,265

Foreign Currency Risk Sensitivity Analysis

The following table illustrates the potential financial impact arising solely from change in foreign currency exchange rate on our results of operation. Specifically, it assumes a 10% depreciation of the RMB or USD against the RM as of the end of the reporting period and quantifies the corresponding change in profit after tax attributable solely to our net monetary assets and liabilities denominated in those currencies, assuming all other variables remain constant. A depreciation of a foreign currency decreases the RM carrying amount of assets denominated in that currency and correspondingly reduces the RM value of related liabilities, resulting in a gain or loss depending on our net exposure. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates.

	As of December 31, 2024	As of June 30, 2025
	RM	RM
United States Dollar	86,376	(69,385)
Chinese Renminbi	(537,591)	(214,708)

Any significant appreciation or depreciation of RMB and USD may materially and adversely affect our cost of sales, expenses, cash and bank balances and trade and other payables.

Interest Rate Risk

We are exposed to interest rate risk as we have bank borrowings which are interest bearing. The interest rates of the bank borrowings are disclosed in Notes to the financial statements. We currently do not have an interest rate hedging policy.

Interest Rate Sensitivity Analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, our profit for six months ended June 30, 2025 would decrease/increase by RM208,288 (USD49,445) (December 31, 2024: RM132,201).

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. We practice prudent risk management by maintaining sufficient cash balances and the availability of funding through cash flows from operations, certain committed credit facilities and equity financing.

Based on the above considerations, management is of the opinion that our Company has sufficient funds to meet our working capital requirements and debt obligations as they fall due. Our Company’s liquidity position is supported by the external financing, including the issuance of convertible securities and continued access to funding from capital markets and financial institutions.

Maturity Analysis

The following table sets out the maturity profile of the financial liabilities at the end of the reporting period based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on the rates at the end of the reporting period.)

The Company	Weighted Average Effective Interest Rate	Carrying Amount	Contractual Undiscounted Cash Flows	Within 1 Year	1 – 5 Years	Over 5 Years
	%	RM	RM	RM	RM	RM
As of June 30, 2025

Non-derivative Financial Liabilities
Bank borrowings	4.95% - 5.70%	25,154,330	25,154,330	25,154,330	—	—
Lease liabilities	5.70%	12,810,351	12,810,351	12,810,351	—	—
Trade payables	—	55,316,394	61,508,674	37,516,252	12,137,677	11,854,745
Other payables and accruals	—	611,522	650,000	312,000	338,000	—
Amount due to related parties	8.20%	3,114,186	3,260,994	3,260,994	—	—
		97,006,783	103,384,349	79,053,927	12,475,677	11,854,745
As of December 31, 2024

Non-derivative Financial Liabilities
Bank borrowings	4.95% - 5.70%	35,039,857	35,668,434	33,045,385	1,289,377	1,333,672
Lease liabilities	5.70%	747,819	806,000	312,000	494,000	—
Trade payables	—	27,396,814	27,396,814	27,396,814	—	—
Other payables and accruals	—	31,816,499	31,816,499	31,816,499	—	—
Amount due to related parties	8.20%	2,168,066	2,292,276	2,292,276	—	—
		97,169,055	97,980,023	94,862,974	1,783,377	1,333,672

Capital Risk Management

We manage our capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders’ value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

We manage our capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. Net debt includes loans and borrowings from financial institutions, while capital includes equity attributable to the owners of the parent and non-controlling interest. The debt-to-equity ratio of our Company at the end of the reporting period was as follows:

	As at December 31, 2024	As at June 30, 2025	As at June 30, 2025
	RM	RM	USD
Total debts	30,476,479	43,276,878	10,273,443
Total equity	17,121,478	17,308,793	4,108,912
Debt-to-equity ratio	1.78	2.50	2.50

Our Company’s debt-to-equity ratio increased from 1.78 as of December 31, 2024 to 2.50 as of June 30, 2025, primarily due to additional borrowings to support business expansion. The increase in leverage may expose the Company to higher credit and liquidity risk in the event of adverse market or operating conditions. However, following the conversion of the convertible note payable into ordinary shares, the Company’s equity position is expected to improve, which would in turn reduce the debt-to-equity ratio and strengthen the capital structure.

We complied with the capital requirements and loan covenants imposed by financial institutions for the six months ended June 30, 2025 and December 31, 2024.

Our overall strategy remains unchanged from the previous year.

Critical Accounting Policies and Estimates

Critical accounting, judgments and key sources of estimation uncertainty

Management believes that there are no key assumptions made concerning the future, and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities within the next financial year other than as disclosed below:-

Impairment of Trade Receivables and Contract Assets

We use the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables and contract assets and there have been no material changes in the underlying assumption. The contract assets are grouped with trade receivables for impairment assessment because they have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference are measured at the present value of all cash shortfalls (i.e., the difference between the cash flows due to us in accordance with the contract and the cashflows that we expect to receive) that will impact the carrying value of trade receivables and contract assets.

Based on the above approach, RM649,075 (USD154,083) of expected credit loss allowance and RM376,000 (USD89,268) of reversal of expected credit loss allowance on trade receivables has been recorded in the six months ended June 30, 2025. There is no expected credit loss allowance that has been recorded in the six months ended June 30, 2024. There are no trade receivables and contract assets written off during the six months ended June 30, 2024 and 2025. Based on the assessment conducted at reporting date, there are no material evidence that the estimate is reasonably likely to change in the foreseeable future.

Contract Revenue Recognition

The Group enters into contracts with customers to provide construction services related to renewable energy sectors. Revenue from providing such services is recognized over time measure via input method, determined based on the proportion of costs incurred for work performed to date over the estimated total costs. The estimated total costs derived based on bill of quantities issued by customer and costing information gathered via request for quotations. Transaction price is computed based on the price specified in the contract and adjusted for any variable consideration such as incentives and penalties.

Based on the above approach, the contract revenue recognized in the six months ended June 30, 2024, and 2025 is RM30,439,585 and RM55,465,994, respectively. Based on assessment conducted at reporting date, there are no material evidence that the estimate is reasonable likely to change in the foreseeable future.

Internal Control over Financial Reporting

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

In preparing our unaudited interim condensed consolidated financial statements, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board, and other control deficiencies. The material weaknesses identified included a lack of accounting staff and resources with appropriate knowledge of International Financial Reporting Standards and SEC reporting and compliance requirement and deficiency of internal journal entries procedure. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures (i) implementing regular and continuous International Financial Reporting Standards accounting and financial reporting training programs for our accounting and financial reporting personnel; and (ii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.